

February 19, 2010

Mr. Martin Eden
Chief Financial Officer
Gran Tierra Energy Inc.
300, 611 10th Avenue SW
Calgary, Alberta, Canada T2R 0B2

      Re: **Gran Tierra Energy Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 001-34018

Dear Mr. Eden:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Karl Hiller
                  Branch Chief